Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Energy Transfer Partners GP, L.P.

We have audited the accompanying consolidated balance sheet of Energy Transfer Partners GP, L.P. (a Delaware limited partnership) and subsidiaries as of August 31, 2006. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Energy Transfer Partners GP, L.P. and subsidiaries as of August 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

November 6, 2006

ENERGY TRANSFER PARTNERS GP, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

ASSETS	August 31, 2006
CURRENT ASSETS:
Cash and cash equivalents	$26,070
Marketable securities	2,817
Accounts receivable, net of allowance for doubtful accounts	675,545
Accounts receivable from related companies	895
Inventories	387,140
Deposits paid to vendors	87,806
Exchanges receivable	23,221
Price risk management assets	56,139
Prepaid expenses and other	42,248

Total current assets	1,301,881

PROPERTY, PLANT AND EQUIPMENT, net	3,313,649
LONG-TERM PRICE RISK MANAGEMENT ASSETS	2,192
ADVANCES TO AND INVESTMENT IN AFFILIATES	41,344
GOODWILL	633,997
INTANGIBLES AND OTHER ASSETS, net	182,392
OTHER LONG-TERM ASSETS	9,523

Total assets	$5,484,978

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable	$603,140
Accounts payable to related companies	629
Exchanges payable	24,722
Customer advances and deposits	108,836
Accrued and other current liabilities	201,020
Price risk management liabilities	36,918
Deferred income taxes	629
Current maturities of long-term debt	40,607

Total current liabilities	1,016,501

LONG-TERM DEBT, less current maturities	2,589,355
LONG-TERM PRICE RISK MANAGEMENT LIABILITIES	1,728
DEFERRED INCOME TAXES	106,842
OTHER NON-CURRENT LIABILITIES	2,110
MINORITY INTERESTS	1,656,307

COMMITMENTS AND CONTINGENCIES

5,372,843

PARTNERS’ CAPITAL:
General partner	11
Limited partners -
Class A Limited Partner interests	63,039
Class B Limited Partner interests	48,943
Accumulated other comprehensive income	142

Total partners’ capital	112,135

Total liabilities and partners’ capital	$5,484,978

The accompanying notes are an integral part of this consolidated balance sheet.

ENERGY TRANSFER PARTNERS GP, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

AUGUST 31, 2006

(Dollars in thousands)

1.	OPERATIONS AND ORGANIZATION:

Energy Transfer Partners GP, L.P. (“ETP GP” or “the Partnership”) was formed in August 2000 as a Delaware limited partnership. ETP GP is the General Partner of Energy Transfer Partners, L.P. (“ETP”) and owns the 2% general partner interests of ETP. ETP GP is owned 99.99% by its limited partners, and 0.01% by its general partner, Energy Transfer Partners, L.L.C. (“ETP LLC”).

Energy Transfer Equity, L.P. (“ETE”) is the 100% owner of ETP LLC and also owns 100% of our Class A Limited Partner interests and 50% of our Class B Limited Partner interests. The remaining 50% of our Class B Limited Partner interests is owned by Energy Transfer Investments, L.P. (“ETI”). For more information on our Class A and Class B Limited Partner interests, see Note 5.

Balance Sheet Presentation

The accompanying consolidated balance sheet of ETP, GP and subsidiaries presented herein for the year ended August 31, 2006 has been prepared in accordance with accounting principles generally accepted in the United States of America. We consolidate all majority-owned and controlled subsidiaries, including ETP and its subsidiaries, La Grange Acquisition, L.P., which conducts business under the assumed name of Energy Transfer Company (“ETC OLP”), Heritage Operating, L.P. (referenced herein as “HOLP”), Heritage Holdings, Inc. (“HHI”) and Titan Energy Partners, L.P. (“Titan”). We recognize a minority interest liability and minority interest expense for all partially-owned consolidated subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

We also own varying undivided interests in certain pipelines. Ownership of these pipelines has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, we apply proportionate consolidation for our interests in these entities.

Business Operations

In order to simplify the obligations of ETP under the laws of several jurisdictions in which we operate, our activities are conducted through three subsidiary operating partnerships, ETC OLP, a Texas limited partnership engaged in midstream and transportation and storage natural gas operations, HOLP, a Delaware limited partnership engaged in retail and wholesale propane operations, and Titan, a Delaware limited partnership engaged in retail propane operations (collectively the “Operating Partnerships”). The Partnership, the Operating Partnerships, and their subsidiaries are collectively referred to in this report as “we”, “us”, “our”, “ETP GP”, “Energy Transfer Partners GP, L.P.” or the “Partnership.”

ETC OLP owns and operates, through its wholly and majority-owned subsidiaries, natural gas gathering systems, natural gas intrastate pipeline systems and gas processing plants and is engaged in the business of purchasing, gathering, transporting, processing, and marketing natural gas and natural gas liquids (“NGLs”) in the states of Texas and Louisiana.

As of August 31, 2006, ETC OLP owns an interest in and operates approximately 12,000 miles of natural gas gathering and transportation pipelines with an additional 600 miles under construction, three natural gas processing plants, two of which are currently connected to its gathering systems, fourteen natural gas treating facilities and three natural gas storage facilities.

Our midstream operations focus on gathering, compression, treating, blending, processing and marketing of natural gas, currently concentrated in the Austin Chalk trend of southeast Texas, the Permian Basin of west Texas, the Barnett Shale in north Texas and the Bossier Sands in east Texas.

Our transportation and storage operations focus on the transportation of natural gas between major markets from various natural gas producing areas through connections with other pipeline systems as well as through the Oasis Pipeline, the East Texas Pipeline, the Fort Worth Basis Pipeline, the natural gas pipeline and storage assets that are referred to as the ET Fuel System, and the natural gas pipeline and storage assets of the HPL System.

Our propane operations consist of HOLP and Titan which collectively sell propane and propane-related products to more than 1,000,000 active residential, commercial, industrial, and agricultural customers from 442 customer locations in 41 states. HOLP is also a wholesale propane supplier in the United States and in Canada, the latter through its participation in MP Energy Partnership, a Canadian partnership in which we own a 60% interest, engaged in lower-margin wholesale distribution and in supplying HOLP’s northern U.S. locations. HOLP buys and sells financial instruments for its own account through its wholly owned subsidiary, Heritage Energy Resources, L.L.C. (“Resources”).

2.	SIGNIFICANT ACQUISITIONS:

On June 1, 2006, we acquired all the propane operations of Titan Energy Partners, LP and Titan Energy, GP LLC (collectively “Titan”) for cash of approximately $548,000, after working capital adjustments and net of cash acquired, and liabilities assumed of approximately $46,000. This acquisition was initially financed by borrowings under the ETP Revolving Credit Facility. Titan’s propane assets primarily consist of retail propane operations in 33 states conducted from 146 district locations located in high growth areas of the U.S. The addition of the Titan assets expanded our retail propane operations into six additional states and several new operating territories in which we did not previously have operations. This expansion will further reduce the impact on the propane operations from weather patterns in any one area of the U.S., while continuing our focus on conducting the retail propane operations in attractive high-growth areas. We accounted for the Titan acquisition as a business combination using the purchase method of accounting in accordance with the provisions of SFAS 141. The purchase price has been initially allocated based on the estimated fair value of the individual assets acquired and the liabilities assumed at the date of the acquisition based on the preliminary results of an independent appraisal. We expect to complete the purchase allocation during our first or second quarter of fiscal year 2007 upon the completion of the independent appraisal.

On November 10, 2005, we acquired from American Electric Power Corporation (AEP) the 2% limited partnership interests we did not previously own in the Houston Pipeline System (“HPL”) for $16,560 in cash. The purchase price was allocated to property, plant and equipment and the minority interest liability associated with the 2% limited partner interests was eliminated. As a result, HPL became a wholly-owned subsidiary of ETC OLP. We also reached a settlement agreement with AEP in November 2005 related to certain inventory and working capital matters associated with the initial 98% HPL acquisition in our fiscal year 2005. The terms of the agreement were not material in relation to our financial position.

In November 2005, we purchased the remaining 50% equity interests in South Texas Gathering for $675. As a result, South Texas Gathering became a wholly-owned subsidiary of ETC OLP.

During the fiscal year ended August 31, 2006, HOLP and Titan collectively acquired substantially all of the assets of eight propane businesses. The aggregate purchase price for these acquisitions totaled $28,902 which included $20,572 of cash paid, net of cash acquired, 99,955 ETP Common Units issued valued at $4,000 and liabilities assumed of $4,327. The cash paid for acquisitions was financed primarily with the HOLP Senior Revolving Acquisition Facility.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed based on their fair values for these fiscal year 2006 acquisitions:

	Titan June 2006	Midstream and Transportation and Storage Acquisitions	Propane-related Acquisitions (Aggregated)
Cash and equivalents	$24,458	$—	$3
Accounts receivable	20,304	396	1,702
Inventory	11,417	20	795
Prepaid and other current assets	2,055	4	83
Investments in unconsolidated affiliate	—	(50)	—
Price risk management assets	720	—	—
Property, plant, and equipment	202,598	308	19,276
Intangibles and other assets	74,532	—	5,342
Goodwill	278,149	—	1,701
Other long-term assets	5,055	—	—

Total assets acquired	619,288	678	28,902

Accounts payable	(18,337)	(211)	—
Accrued expenses	(14,992)	(10)	(1,748)
Customer advances and deposits	(11,356)	—	—
Other current liabilities	—	—	—
Current maturities of long term debt	(964)	—	—
Long-term debt	(692)	—	(2,579)
Minority interest	—	16,667	—

Total liabilities assumed	(46,341)	16,446	(4,327)

Net assets acquired	$572,947	$17,124	$24,575

We recorded the following intangible assets in conjunction with these acquisitions:

Customer lists (3-15 years)	$37,333
Non-compete agreements (5 to 10 years)	2,315
Software	2,200

Total amortized intangible assets	41,848

Trademarks and trade names	35,395
Goodwill	279,850
Other assets	2,631

Total intangible assets and goodwill acquired	$359,724

Goodwill was warranted because these acquisitions enhance our current operations and certain acquisitions are expected to reduce costs through synergies with existing operations. We expect all of the goodwill acquired to be tax deductible.

We obtained the final independent valuation for the fiscal year 2005 HPL acquisition and made the final allocations of the purchase price to the acquired assets during our fiscal year 2006. The final adjustments, which did not have a material impact on our financial position, resulted in a reduction of $45,820 to the amount allocated to pad gas and an increase of an equal amount to acquired depreciable assets.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet.

The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream and transportation and storage operations are estimated using volume estimates and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the assets and liabilities for the year ended August 31, 2006 represent the actual results in all material respects.

Some of the other more significant estimates made by management include, but are not limited to, the timing of certain forecasted transactions that are hedged, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, deferred taxes, and general business and medical self-insurance reserves. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. We consider cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

We place our cash deposits and temporary cash investments with high credit quality financial institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

Marketable Securities

Marketable securities we own are classified as available-for-sale securities and are reflected as a current asset on the consolidated balance sheet at fair value.

Accounts Receivable

ETC OLP deals with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other form of security (corporate guaranty prepayment or master set off agreement). Management reviews midstream and transportation and storage accounts receivable balances bi-weekly. Credit limits are assigned and monitored for all counterparties of the midstream and transportation and storage operations. Management believes that the occurrence of bad debt in ETC OLP’s accounts receivable was not significant at August 31, 2006; therefore, an allowance for doubtful accounts for the midstream and transportation and storage operations was not deemed necessary.

ETC OLP enters into netting arrangements with counterparties of derivative contracts to mitigate credit risk. Transactions are confirmed with the counterparty and the net amount is settled when due. Amounts outstanding under these netting arrangements are presented on a net basis in the consolidated balance sheets.

HOLP and Titan grant credit to their customers for the purchase of propane and propane-related products. Included in accounts receivable are trade accounts receivable arising from HOLP’s retail and wholesale propane and Titan’s retail propane operations and receivables arising from liquids marketing activities. Accounts receivable for HOLP’s and Titan’s retail and wholesale propane operations are recorded as amounts are billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the retail and wholesale propane operations is based on management’s assessment of the realizability of customer accounts, based on the overall creditworthiness of our customers and any specific disputes.

Accounts receivable consisted of the following at August 31, 2006:

Accounts receivable - midstream and transportation and storage	$570,569
Accounts receivable - propane	108,976
Less – allowance for doubtful accounts	(4,000)

Total, net	$675,545

The Titan accounts receivable as of June 1, 2006 were established at estimated fair value in connection with the Titan acquisition.

Inventories

Inventories consist principally of natural gas held in storage valued at the lower of cost or market utilizing the weighted-average cost method. Propane inventories are valued at the lower of cost or market utilizing the weighted-average cost of propane delivered to the customer service locations, including storage fees and inbound freight costs. The cost of appliances, parts, and fittings is determined by the first-in, first-out method. Inventories consisted of the following at August 31, 2006:

Natural gas, propane and other NGLs	$371,430
Appliances, parts and fittings and other	15,710

Total inventories	$387,140

Exchanges

Exchanges consist of natural gas and NGL delivery imbalances with others. These amounts, which are valued at market prices, turn over monthly and are recorded as exchanges receivable or exchanges payable on our consolidated balance sheet. Management believes market value approximates cost.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, we capitalize certain costs directly related to the installation of company-owned propane tanks and construction of assets including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation.

We review long-lived assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, we reduce the carrying amount of such assets to fair value.

Components and useful lives of property, plant and equipment at August 31, 2006 were as follows (excluding assets held for sale):

Land and improvements	$63,220
Buildings and improvements (10 to 30 years)	66,739
Pipelines and equipment (10 to 65 years)	1,757,103
Natural gas storage (40 years)	91,177
Bulk storage, equipment and facilities (3 to 30 years)	108,834
Tanks and other equipment (5 to 30 years)	472,944
Vehicles (5 to 10 years)	120,710
Right of way (20 to 65 years)	104,650
Furniture and fixtures (3 to 10 years)	16,283
Linepack	24,821
Pad Gas	57,327
Other (5 to 10 years)	27,395

2,911,203
Less – Accumulated depreciation	(242,137)

2,669,066
Plus – Construction work-in-process	644,583

Property, plant and equipment, net	$3,313,649

Capitalized interest is included for pipeline construction projects. Interest is capitalized based on the current borrowing rate of our revolving credit facility.

Asset Retirement Obligation

We account for our asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”). SFAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, an entity would recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

We have completed the assessment of SFAS 143, and have determined that we are obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates, and the credit-adjusted risk-free interest rates. However, management is not able to reasonably determine the fair value of the asset retirement obligations as of August 31, 2006 because the settlement dates were indeterminable. An asset retirement obligation will be recorded in the periods management can reasonably determine the settlement dates.

We adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) on August 31, 2006. FIN 47 clarified that the term “conditional asset retirement obligation” as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement of the obligation are uncertain. These conditional obligations were not previously addressed by SFAS 143. FIN 47 requires us to accrue the fair value of a liability for the conditional asset retirement obligation when incurred – generally upon acquisition, construction or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement should be factored into the measurement of the liability when a range of scenarios can be determined. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material impact on our consolidated financial position.

Goodwill

Goodwill is associated with acquisitions made by our Operating Partnerships. Of the $633,997 balance in goodwill, $303,870 is expected to be tax deductible. Goodwill is tested for impairment annually at August 31, in accordance with Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”).

The changes in the carrying amount of goodwill for the year ended August 31, 2006 were as follows:

Total
Balance as of August 31, 2005	$353,607
Goodwill acquired during the year	280,390

Balance as of August 31, 2006	$633,997

Goodwill acquired during the year includes, as applicable, final purchase price adjustments for prior year acquisitions. The final assessment of asset values related to the Titan acquisition is expected to be completed in the first or second quarter of fiscal year 2007 upon the completion of the final independent appraisal. There is no guarantee that the preliminary allocation will not change.

Investment in Affiliates

We own interests in a number of related businesses that are accounted for using the equity method. In general, we use the equity method of accounting for an investment in which we have a 20% to 50% ownership and exercise significant influences over, but do not control, the investee’s operating and financial policies.

We own a 49% interest in Ranger Pipeline, L.P. (“Ranger”), which owns a 50% interest in Mountain Creek Joint Venture (“Mountain Creek”). Mountain Creek is located in North Texas and is composed of approximately 15 miles of pipeline. Mountain Creek supplies gas to an electric generation plant and earns the majority of its yearly income between the months of June and October. We account for our investment in Ranger using the equity method of accounting.

As a result of the HPL acquisition (see Note 2), we acquired a 50% ownership interest in Mid-Texas Pipeline Company (“Mid-Texas”) which owns approximately 139 miles of transportation pipeline that connects various receipt points in south Texas to delivery points at the Katy Hub. This pipeline has a throughput capacity of 500 MMcf/d. We do not exercise management control over Mid-Texas, and, therefore, the investment is accounted for using the equity method of accounting.

We also own a 50% interest in a joint venture that owns and operating a propane cylinder exchange business in metropolitan areas throughout the United States. This investment is accounted for using the equity method of accounting.

We entered into a joint venture to own a 50% interest in NSL Energy Marketing (“NSL”), a limited partnership, in June 2006. The joint venture was formed to market the capacity of the recently completed north side loop pipeline in north Texas. We account for our investment in NSL using the equity method of accounting.

Intangibles and Other Assets

Intangibles and other assets are stated at cost net of amortization computed on the straight-line method. We eliminate from our balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. Components and useful lives of intangibles and other assets were as follows:

	August 31, 2006
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets -
Noncompete agreements (5 to 15 years)	$31,593	$(13,012)
Customer lists (3 to 15 years)	87,480	(11,640)
Financing costs (3 to 15 years)	20,128	(4,441)
Consulting agreements (2 to 7 years)	132	(122)
Other (10 years)	2,677	(422)

Total	142,010	(29,637)

Unamortized intangible assets -
Trademarks	64,842	—
Other	5,177	—

Total intangibles and other assets	$212,029	$(29,637)

We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with Statement of Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. We review non-amortizable intangible assets for impairment annually at August 31, or more frequently if circumstances dictate, in accordance with SFAS 144.

Customer Advances and Deposits

Deposits or advances are received from our customers as prepayments for natural gas deliveries in the following month and from our propane customers as security or prepayments for future propane deliveries. Prepayments and security deposits may also be required when customers exceed their credit limits or do not qualify for open credit. Advances and deposits received from customers were $108,836 as of August 31, 2006.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Price risk management assets and liabilities are recorded at fair value. Based on the estimated borrowing rates currently available to us and our subsidiaries for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2006 was $2,590,178 and $2,629,962, respectively.

Income Taxes

ETP GP is a limited partnership. As a result, our earnings or losses, to the extent not included in a taxable subsidiary, for federal and state income tax purposes are included in the tax returns of the individual partners. Net earnings for financial statement purposes may differ significantly from taxable income reportable to Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities, in addition to the allocation requirements related to taxable income under the Partnership Agreement.

We are generally not subject to income tax. We are, however, subject to a statutory requirement that our non-qualifying income (including income such as derivative gains from trading activities, service income, tank rentals and others) cannot exceed 10% of our total gross income, determined on a calendar year basis under the applicable income tax provisions. If the amount of our non-qualifying income exceeds this statutory limit, we would be taxed as a corporation. Accordingly, certain activities that generate non-qualified income are conducted through taxable corporate subsidiaries (“C corporations”). These C corporations are subject to federal and state income tax and pay the income taxes related to the results of their operations. For the year ended August 31, 2006 our non-qualifying income did not, or was not expected to, exceed the statutory limit.

Those subsidiaries which are taxable corporations follow the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

On May 18, 2006, the Governor of Texas signed into law House Bill 3 (HB-3) which modifies the existing franchise tax law. The modified franchise tax will be computed by subtracting either costs of goods sold or compensation expense, as defined in HB-3, from gross revenue to arrive at a gross margin. The resulting gross margin will be taxed at a one percent tax rate. HB-3 has also expanded the definition of tax paying entities to include limited partnerships such as ours. HB-3 becomes effective for activities occurring on or after January 1, 2007. Based on our initial analysis, we do not believe HB-3 will have a significant adverse impact on our financial position or operating cash flows.

Accounting for Derivative Instruments and Hedging Activities

We have established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. We apply Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) as amended to account for our derivative financial instruments. This statement requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at fair value. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

For further discussion and detail of our derivative instruments and/or hedging activities see Note 8 – “Price Risk Management Assets and Liabilities”.

We use a combination of financial instruments including, but not limited to, futures, price swaps, options and basis swaps to manage our exposure to market fluctuations in the prices of natural gas and NGLs. We enter into these financial instruments with brokers who are clearing members with NYMEX and directly with counterparties in the over-the-counter (“OTC”) market. We are subject to margin deposit requirements under the OTC agreements and NYMEX positions. NYMEX requires brokers to obtain an initial margin deposit based on an expected volume of the trade when the financial instrument is initiated. This amount is paid to the broker by both counterparties of the financial instrument to protect the broker from default by one of the counterparties when the financial instrument settles. We also have maintenance margin deposits with certain counterparties in the OTC market. The payments on margin deposits occur when the value of a derivative exceeds our pre-established credit limit with the counterparty. Margin deposits are returned to us on the settlement date. We had net deposits with derivative counterparties of $87,806 as of August 31, 2006, reflected as deposits paid to vendors on our consolidated balance sheet.

Recently Issued Accounting Standards

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the statement and have not determined the impact of such on our consolidated balance sheet.

SFAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). In November 2004, the FASB issued SFAS 151 which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing.” ARB No. 43 previously required that certain costs associated with inventory be treated as current period charges if they were determined to be so abnormal as to warrant it. SFAS 151 amends this removing the so abnormal requirement and stating that unallocated overhead costs and other items such as abnormal handling costs and amounts of wasted materials (spoilage) require treatment as current period charges rather than a portion of inventory cost. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The provisions of this statement need not be applied to immaterial items. We do not allocate overhead costs to inventory and management has determined that there are no other material items which require the application of SFAS 151.

SFAS No. 154, Accounting Changes and Error Correction – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). In May 2005, the FASB issued SFAS 154 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management will adopt the provisions of SFAS 154 beginning September 1, 2006, as applicable. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS 154 to have a material impact on our consolidated financial position.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Early application is permitted only if: (a) it occurs at the beginning of an entity’s fiscal year and (b) the entity has not yet issued any interim or annual financial statements for that fiscal year. We intend to adopt this statement when required at the start of our fiscal year beginning September 1, 2008. The adoption of this statement is not expected to have a significant impact on us.

SFAS No. 157, Fair Value Measurement, (“SFAS 157”). This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our consolidated balance sheet. We plan to adopt this statement when required at the start of our fiscal year beginning September 1, 2008.

EITF Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-05”). EITF 04-05 provides guidance in determining whether a general partner controls a limited partnership by determining the limited partners’ substantive ability to dissolve (liquidate) the limited partnership as well as assessing the substantive participating rights of the limited partners within the limited partnership. EITF 04-05 states that if the limited partners do not have substantive ability to dissolve (liquidate) or have substantive participating rights, the general partner is presumed to control that partnership and would be required to consolidate the limited partnership. This EITF is effective in fiscal periods beginning after December 15, 2005. We believe that our consolidation of ETP complies with the provisions of EITF 04-05.

EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory With the Same Counterparty (“EITF 04-13”). In EITF 04-13, the Task Force reached a tentative conclusion that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions.” The tentative conclusions reached by the Task Force are required to be applied to transactions completed in reporting periods beginning after March 15, 2006. We adopted this EITF during fiscal year 2006 and such adoption did not have a material impact on our financial position.

4	DEBT OBLIGATIONS:

Our debt obligations consist of the following as of August 31, 2006:

		Maturities
Senior Notes:
2005 5.95% Senior Notes, net of discount of $1,985	$748,015	One payment of $750,000 due February 1, 2015. Interest is paid semi-annually.

2005 5.65% Senior Notes, net of discount of $358	399,642	One payment of $400,000 due August 1, 2012. Interest is paid semi-annually.

HOLP Senior Secured Notes:
1996 8.55% Senior Secured Notes	60,000	Annual payments of $12,000 due each June 30th through 2011. Interest is paid semi-annually.

1997 Medium Term Note Program:
7.17% Series A Senior Secured Notes	9,600	Annual payments of $2,400 due each November 19th through 2009. Interest is paid semi-annually.
7.26% Series B Senior Secured Notes	14,000	Annual payments of $2,000 due each November 19th through 2012. Interest is paid semi-annually.
6.50% Series C Senior Secured Notes	357	Annual payments of $357 due March 13, 2007. Interest is paid semi-annually.

2000 and 2001 Senior Secured Promissory Notes:
8.47% Series A Senior Secured Notes	3,200	Annual payments of $3,200 due each August 15th through 2007. Interest is paid quarterly.
8.55% Series B Senior Secured Notes	18,286	Annual payments of $4,571 due each August 15th through 2010. Interest is paid quarterly.

8.59% Series C Senior Secured Notes	21,250	Annual payments of $5,750 due August 15, 2007, $4,000 due August 15, 2008, and $5,750 due each August 15, 2009 and 2010. Interest is paid quarterly.
8.67% Series D Senior Secured Notes	58,000	Annual payments of $12,450 due August 15, 2008 and 2009, $7,700 due August 15, 2010, $12,450 due August 15, 2011, and $12,950 due August 15, 2012. Interest is paid quarterly.
8.75% Series E Senior Secured Notes	7,000	Annual payments of $1,000 due each August 15, 2009 through 2015. Interest is paid quarterly.
8.87% Series F Senior Secured Notes	40,000	Annual payments of $3,636 due each August 15, 2010 through 2020. Interest is paid quarterly.
7.21% Series G Senior Secured Notes	7,600	Annual payments of $3,800 due each May 15th through 2008. Interest is paid quarterly.
7.89% Series H Senior Secured Notes	7,273	Annual payments of $727 due each May 15th through 2016. Interest is paid quarterly.
7.99% Series I Senior Secured Notes	16,000	One payment of $16,000 due May 15, 2013. Interest is paid quarterly.

Revolving Credit Facilities:

ETP Revolving Credit Facility (including Swingline loan option)	1,162,624	Available through June 2011 – see terms below under “Revolving Credit Facilities”.

ETP $250,000 Revolving Credit Facility	20,000	Paid and retired in October 2006.

HOLP Fourth Amended and Restated Senior Revolving Credit Facility	20,000	Available through June 30, 2011 – see terms below under “Revolving Credit Facilities”.

Other Long-Term Debt:

Notes Payable on noncompete agreements with interest imputed at rates averaging 7.56 % at August 31, 2006	14,204	Due in installments through 2014.
Other	2,911	Due in installments through 2024.

	2,629,962
Current maturities of long-term debt	(40,607)

	$2,589,355

Registration Statement

On August 9, 2006 ETP filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register up to $1.5 billion aggregate offering price of a combination of Limited Partner interests of Energy Transfer Partners, L.P., and debt securities. On October 23, 2006, ETP closed the issuance, under its $1,500,000 S-3 Registration Statement, of $400,000 of 6.125% Senior Notes due 2017 and $400,000 of 6.625% Senior Notes due 2036, and received net proceeds of approximately $791,000. ETP used the proceeds to pay borrowings and accrued interest under its Revolving Credit Facility. Interest on the 2017 Senior Notes is payable semiannually on February 15 and August 15 of each year, beginning February 15, 2007, and interest on the 2036 Senior Notes is payable semiannually on April 15 and October 15 of each year, beginning April 15, 2007. The notes are unsecured senior obligations and will be fully and unconditionally guaranteed by ETC OLP and Titan and all of their direct and indirect wholly-owned subsidiaries.

Registered Exchange Offer

On November 23, 2005 ETP filed a registered exchange offer to exchange newly issued 5.65% Senior Notes due 2012 (the “2012 Notes”) that were registered under the Securities Act of 1933 (the “New Notes”), for a like amount of outstanding 5.65% Senior Notes due 2012, which had not been registered under the Securities Act (the “Old Notes”). On February 23, 2006 ETP commenced the exchange offer which closed on March 31, 2006. All $400,000 of the Old Notes were tendered pursuant to the exchange offer and were replaced with a like amount of New Notes. The sole purpose of the exchange offer was to fulfill our obligations under the registration rights agreement entered into in connection with our sale of the Old Notes on July 29, 2005. The New Notes issued pursuant to the exchange offer have substantially identical terms to the Old Notes.

2005 Senior Notes

ETC OLP and all of its direct and indirect wholly-owned subsidiaries act as the guarantor of the debt obligations for the 2015 Unregistered Notes issued on January 18, 2005 and the 2012 Notes issued on March 31, 2006. If we were to default, ETC OLP and the other guarantors would be responsible for full repayment of those obligations. The ETP Senior Notes have equal rights to holders of our other current and future unsecured debt.

HOLP Senior Secured Notes

All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP and its subsidiaries secure the HOLP Senior Secured, Medium Term, and Senior Secured Promissory Notes. In addition to the stated interest rate for the Notes, we are required to pay an additional 1% per annum on the outstanding balance of the Notes at such time as the Notes are not rated investment grade status or higher. As of August 31, 2006 the Notes were rated investment grade or better thereby alleviating the requirement that we pay the additional 1% interest.

Revolving Credit Facilities

On December 13, 2005 ETP entered into the $900,000 ETP Revolving Credit Facility which replaced the existing Revolving Credit Facility. The ETP Revolving Credit Facility was amended on June 29, 2006 (the Amended and Restated Credit Agreement) allowing for borrowings up to $1,300,000, expandable to $1,500,000. The Amended and Restated Credit Agreement is available through June 29, 2011 unless we elect the two successive options (and the banks agree) to extend the maturity date for a period of 364 days each. Amounts borrowed under the Amended and Restated Revolving Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The Amended and Restated Credit Agreement has a Swingline loan option with a maximum borrowing of $75,000 at a daily rate based on LIBOR. The commitment fee payable on the unused portion of the facility varies based on our credit rating and the maximum fee is 0.175%. As of August 31, 2006 there was a balance of $1,145,000 in revolving credit loans, $17,624 in Swingline loans and $14,368 in letters of credit. The weighted average interest rate on the total amount outstanding at August 31, 2006, was 6.04%. The total amount available under the Amended and Restated Revolving Credit Agreement as of August 31, 2006, which is reduced by any amounts outstanding under the Swingline loan and letters of credit, was $123,008. The Amended and Restated Revolving Credit Facility is fully and unconditionally guaranteed by ETC OLP and all of the direct and indirect wholly-owned subsidiaries of ETC OLP and Titan and its wholly-owned subsidiaries. The ETP Revolving Credit Facility is unsecured and has equal rights to holders of our other current and future unsecured debt. On September 25, 2006 we exercised the accordion feature and expanded the total amount of the facility to $1,500,000.

On May 31, 2006, we entered into a $250,000 Revolving Credit Facility, which matures under its terms on December 1, 2006. Amounts borrowed under this facility will bear interest at a rate based on either a Eurodollar rate or a base rate. The proceeds are intended to be used for working capital purposes. The maximum commitment fee payable on the unused portion of the facility is 0.25%. The $250,000 Revolving Credit Facility is fully and unconditionally guaranteed by ETC OLP, Titan and all of their direct and indirect wholly-owned subsidiaries of ETC OLP. The $250,000 Revolving Credit Facility is unsecured and has equal rights to holders of our other current and future unsecured debt. On July 3, 2006, we reduced our borrowing capacity on the Revolving Credit Facility to $200,000. All terms, and maturity date, as mentioned above remain unchanged. There was $20,000 outstanding on this facility as of August 31, 2006. The weighted average interest rate on the total amount outstanding at August 31, 2006 was 5.988%. This facility was paid and retired on October 18, 2006.

Effective August 31, 2006, HOLP entered into the Fourth Amended and Restated Credit Agreement. The terms of the Agreement are as follows:

A $75,000 Senior Revolving Facility is available through June 30, 2011. The revolving facility is expandable to $150,000. The Facility has a swingline loan option with a maximum borrowing of $10,000 at a prime rate. Amounts borrowed under this Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 6.955% for the amount outstanding at August 31, 2006. The commitment fee payable on the unused portion of the facility varies based on the Leverage Ratio, as defined, with a maximum fee of 0.50%. The sum of the loans, swingline loans and letters of credit may not exceed the maximum amount of revolving credit. The agreement includes provisions that may require contingent prepayments in the event of dispositions, loss of assets, merger or change of control. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP, and the capital stock of HOLP’s subsidiaries secure the Facility. As of August 31, 2006, the Facility had a $20,000 balance outstanding. A Letter of Credit issuance is available to HOLP for up to 30 days prior to the maturity date of the Senior Revolving Facility. There were outstanding Letters of Credit of $1,002 at August 31, 2006. The sum of the loans made under the Facility plus the Letter of Credit Exposure and the aggregate amount of all swingline loans cannot exceed the $75,000 maximum amount of the Senior Revolving Facility.

The agreements for each of the Senior Notes, Senior Secured Notes, Medium Term Note Program, Senior Secured Promissory Notes, and the revolving credit facilities contain customary restrictive covenants applicable to ETP and the Operating Partnerships, including the achievement of various financial and leverage covenants, limitations on substantial disposition of assets, changes in ownership, the level of additional indebtedness and creation of liens. The most restrictive of these covenants require us to maintain ratios of Adjusted Consolidated Funded Indebtedness to Adjusted Consolidated EBITDA (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not more than 4.75 to 1 and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not less than 2.25 to 1. The Consolidated EBITDA used to determine these ratios is calculated in accordance with these debt agreements. For purposes of calculating the ratios under the bank credit facilities and the Note Agreements, Consolidated EBITDA is based upon our EBITDA, as adjusted for the most recent four quarterly periods, and modified to give pro forma effect for acquisitions and divestures made during the test period and is compared to Consolidated Funded Indebtedness as of the test date and the Consolidated Interest Expense for the most recent twelve months. These debt agreements also provide that the Operating Partnerships may declare, make, or incur a liability to make, restricted payments during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed Available Cash with respect to the immediately preceding quarter; (b) no default or event of default exists before such restricted payments; and (c) each Operating Partnership’s restricted payment is not greater than the product of each Operating Partnership’s Percentage of Aggregate Available Cash multiplied by the Aggregate Partner Obligations (as these terms are similarly defined in the bank credit facilities and the Note Agreements). The debt agreements further provide that HOLP’s Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the notes and in addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the notes, a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates.

Failure to comply with the various restrictive and affirmative covenants of our bank credit facilities and the Note Agreements could require us to pay debt balances prior to scheduled maturity and could negatively impact the Operating Partnerships’ ability to incur additional debt and/or our ability to pay distributions. We are required to measure these financial tests and covenants quarterly. We were in compliance with all requirements, tests, limitations, and covenants related to our debt agreements as of August 31, 2006.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are as follows:

2007	$40,607
2008	46,953
2009	43,974
2010	41,470
2011	1,215,370
Thereafter	1,241,588

5.	PARTNERS’ CAPITAL AND UNIT-BASED COMPENSATION PLANS:

In January 2006, we amended our Partnership Agreement, the “Second Amended and Restated Agreement of Limited Partnership”, to re-characterize our limited partner interest into Class A Limited Partner interests and Class B Limited Partner interests. ETI, which is owned by ETE’s members existing at the date of ETE’s Initial Public Offering (“IPO”) in January 2006, was then issued a 50% Class B Limited Partner interest. The Limited Partners were not required to make any additional capital contribution in connection with this amendment. The Class B Limited Partnership interests constitute a profits interest in ETP GP and will only receive allocations of income, gain, loss deduction and credit and their pro rata share of cash distributions from ETP GP attributable to the ownership of ETP’s Incentive Distribution Rights. Under the Second Amended and Restated Agreement of Limited Partnership, after giving effect to the special allocation of net income to our Class B Limited Partners for their profits interest, net income is allocated among the Partners as follows:

•	First, 100% to our General Partner, until the aggregate net income allocated to our General Partner for the current year and all previous years is equal to the aggregate net losses allocated to our General Partner for all previous years;

•	Second, 99.99% to our Class A Limited Partners, in proportion to their relative allocation of net losses, and .01% to our General Partner until the aggregate net income allocated to our Class A Limited Partners and our General Partner for the current and all previous years is equal to the aggregate net losses allocated to our Class A Limited Partners and our General Partner for all previous years; and

•	Third, 99% to our Class A Limited Partners, pro rata, and .01% to our General Partner.

On April 10, 2006, ETP filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register a $1 billion aggregate offering price of Common Units representing Limited Partner interests. Through August 31, 2006, ETP has not made any sales under this Registration Statement.

On August 9, 2006 ETP filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register up to $1.5 billion aggregate offering price of a combination of Limited Partner interests of Energy Transfer Partners, L.P., and debt securities. On October 23, 2006, ETP closed the issuance, under its $1,500,000 S-3 Registration Statement, of $400,000 of 6.125% Senior Notes due 2017 and $400,000 of 6.625% Senior Notes due 2036, and received net proceeds of approximately $791,000. ETP used the proceeds to pay borrowings and accrued interest under its Revolving Credit Facility. Interest on the 2017 Senior Notes is payable semiannually on February 15 and August 15 of each year, beginning February 15, 2007, and interest on the 2036 Senior Notes is payable semiannually on April 15 and October 15 of each year, beginning April 15, 2007. The notes are unsecured senior obligations and will be fully and unconditionally guaranteed by ETC OLP and Titan and all of their direct and indirect wholly-owned subsidiaries.

Quarterly Distributions of Available Cash

Our distribution policy is consistent with the terms of our Second Amended and Restated Agreement of Limited Partnership, which requires that we distribute all of our available cash quarterly. Our only cash-generating assets consist of partnership interests, including Incentive Distribution Rights, from which we receive quarterly distributions from ETP. We have no independent operations outside of our interests in

ETP. Under our Second Amended and Restated Agreement of Limited Partnership, our distributions are characterized as the GP Distribution Amount and the IDR Distribution Amount. The GP Distribution Amount is all distributions we receive from ETP with respect to our 2% General Partner Interest and the IDR Distribution Amount is all distributions received from ETP with respect to the Incentive Distribution Right. Within 45 days following the end of each quarter, we will distribute all of our GP Available Cash and IDR Available Cash, as defined in the Second Amended and Restated Agreement of Limited Partnership. GP Available Cash shall be distributed 99.99% to the Class A Limited Partners, pro rata and .01% to the General Partner. IDR Available Cash shall be distributed 99.99% to the Class B Limited Partners, pro rata and .01% to the General Partner.

During the year ended August 31, 2006 we paid distributions of $31,922 to our Limited Partner interests prior to the January, 2006 amendment of our Partnership Agreement, and $1,045, $50,684 and $9 to our Class A Limited Partners, Class B Limited Partners and our General Partner, respectively.

Unit Based Compensation Plans of ETP

ETP has the following unit-based compensation plans as of August 31, 2006.

Restricted Unit Plan

ETP previously adopted the Amended and Restated Restricted Unit Plan dated August 10, 2000, amended February 4, 2002 as the Second Amended and Restated Restricted Unit Plan (the “Restricted Unit Plan”), for certain directors and key employees of ETP GP and its affiliates. The Restricted Unit Plan provided rights to acquire up to 292,000 Common Units of ETP. The Restricted Unit Plan provided for the award or grant to key employees of the right to acquire Common Units of ETP on such terms and conditions (including vesting conditions, forfeiture or lapse of rights) as the Compensation Committee of ETP GP (the Compensation Committee) shall determine. In addition, eligible directors automatically received a director’s grant of 1,000 ETP Common Units on each September 1, and newly elected directors were also entitled to receive an initial grant of 2,000 ETP Common Units upon election or appointment to the Board. Directors who were our employees or employees of ETP were not entitled to receive a director’s grant of ETP Common Units but could receive ETP Common Units as employees.

Generally, awards granted under the Restricted Unit Plan vested upon the occurrence of specified performance objectives established by the Compensation Committee at the time designations of grants were made, or if later, the three-year anniversary of the grant date.

The issuance of ETP Common Units pursuant to the Restricted Unit Plan was intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of ETP’s Common Units. Therefore, no consideration was payable by the plan participants upon vesting and issuance of ETP’s Common Units. Following the June 23, 2004 approval of the 2004 Unit Plan at the special meeting of the Unitholders, the Restricted Unit Plan was terminated (except for the obligation to issue ETP Common Units for previous awards that vest), and no additional grants have been or will be made under the Restricted Unit Plan. As of August 31, 2006, at total of 5,925 units awarded under ETP’s Restricted Unit Plan had not vested. On September 1, 2006, 2,333 of previously granted awards vested.

2004 Unit Plan

On June 23, 2004 at a special meeting of ETP’s Common Unitholders, ETP’s Common Unitholders approved the terms of the 2004 Unit Plan (the “Plan”), which provides for awards of ETP Common Units and other rights to its employees, officers, and directors. The maximum number of ETP Common Units that may be granted under this Plan is 1,800,000 total units issued. Any awards that are forfeited or which expire for any reason, or any units which are not used in the settlement of an award will be available for grant under the Plan. Units to be delivered upon the vesting of awards granted under the Plan may be (i) units acquired by us in the open market, (ii) units already owned by us, (iii) units acquired by us directly from us, or any other person, (iv) units that are registered under a registration statement for this Plan, (v) Restricted Units, or (vi) any combination of the foregoing.

The 2004 Plan is administered by the Compensation Committee of the Board of Directors and may be amended from time to time by the Board; provided however, that no amendment will be made without the approval of a majority of the Unitholders (i) if so required under the rules and regulations of the New York Stock Exchange or the Securities and Exchange Commission; (ii) that would extend the maximum period during which an award may be granted under the Plan; (iii) materially increase the cost of the Plan to the Partnership; or (iv) result in this Plan no longer satisfying the requirements of Rule 16b-3 of Section 16 of the Securities and Exchange Act of 1934. This Plan shall terminate no later than the 10th anniversary of its original effective date (June 23, 2014).

Employee Grants. The Compensation Committee, in its discretion, may from time to time grant awards to any employee, upon such terms and conditions as it may determine appropriate and in accordance with specific general guidelines as defined by the Plan. All outstanding awards shall fully vest into units upon any Change in Control as defined by the Plan, or upon such terms as the Compensation Committee may require at the time the award is granted. Employee grants awarded under the 2004 unit plan will vest over a three-year period based upon the achievement of certain performance criteria. Vesting occurs based upon the total return to ETP’s Unitholders as compared to a group of Master Limited Partnership peer companies. One third of the awards will vest and convert to ETP Common Units annually based on achievement of the performance criteria. The issuance of ETP Common Units pursuant to the 2004 Unit Plan is intended to serve as a means of incentive compensation, therefore, no consideration will be payable by the plan participants upon vesting and issuance of the ETP Common Units. The following table shows the activity of the unvested awards for the periods presented.

Unvested awards as of August 31, 2005	265,600
Awards granted during fiscal year 2006	183,200
Awards vested during fiscal year 2006	(88,183)
Awards forfeited during fiscal year 2006	(2,867)

Unvested awards as of August 31, 2006	357,750

On September 22, 2006 employee awards of 151,905 vested and on November 1, 2006, employee awards of 2,334 units vested. Upon vesting, ETP Common Units were issued. Effective September 1, 2006 397,300 employee awards were granted under the 2004 unit plan.

Director Grants. Each director who is not also (i) a shareholder or a direct or indirect employee of any parent, or (ii) a direct or indirect employee of ETP LLC, the Partnership, or a subsidiary (“Director Participant”), who is elected or appointed to the Board for the first time shall automatically receive, on the date of his or her election or appointment, an award of up to 2,000 ETP Common Units (the “Initial Director’s Grant”). Commencing on September 1, 2004 and each September 1 thereafter that this Plan is in effect, each Director Participant who is in office on such September 1, shall automatically receive an award of ETP Common Units equal to $15 divided by the fair market value of ETP Common Units on such date (“Annual Director’s Grant”). Each grant of an award to a Director Participant will vest at the rate of one third per year, beginning on the first anniversary date of the Award; provided however, notwithstanding the foregoing, (i) all awards to a Director Participant shall become fully vested upon a change in control, as defined by the Plan, unless voluntarily waived by such Director Participant, and (ii) all awards which have not yet vested on the date a Director Participant ceases to be a director shall vest on such terms as may be determined by the Compensation Committee. The following table shows the activity of the unvested Director grants for the periods presented.

Unvested awards as of August 31, 2005	12,845
Initial Director grants awarded in fiscal year 2006	4,000
Annual Director grants awarded in fiscal year 2006	2,460
Awards vested during fiscal year 2006	(2,624)
Awards forfeited during fiscal year 2006	(730)

Unvested awards as of August 31, 2006	15,951

On September 1, 2006, Annual Director Grants of 1,920 units were awarded and 5,693 Director Grants vested and ETP Common Units were issued.

Long-Term Incentive Grants. The Compensation Committee may, from time to time, grant awards under the Plan to any executive officer or any employee it designates as a participant in accordance with general guidelines under the Plan. These guidelines include (i) options to purchase a specified number of units at a specified exercise price, which are clearly designated in the award as either an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code, or a “non-qualifying stock option” that is not intended to qualify as an incentive stock option under Section 422; (ii) Unit Appreciation Rights that specify the terms of the fair market value of the award on the date the unit appreciation right is exercised and the strike price; (iii) units; or (iv) any combination hereof. As of August 31, 2006, there have been no Long-Term Incentive Grants made under the Plan.

6.	INCOME TAXES:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax liability were as follows at August 31, 2006

Property, plant and equipment	$105,425
Other, net	2,046

Total deferred tax liability	$107,471

7.	COMMITMENTS AND CONTINGENCIES:

Commitments

We have certain non-cancelable leases for property and equipment which require fixed monthly rental payments and expire at various dates through 2020. Fiscal year future minimum lease commitments for such leases are $8,809 in 2007; $8,889 in 2008; $8,057 in 2009; $7,232 in 2010, $6,557 in 2011 and $9,634 thereafter.

We have forward commodity contracts which are expected to be settled by physical delivery. Short-term contracts which expire in less than one year require delivery of up to 640,796 MMBtu/d. Long-term contracts require delivery of up to 60,356 MMBtu/d and extend through July 2018.

In connection with the acquisition of the ET Fuel System in June of 2004, we entered into an eight-year transportation and storage agreement with TXU Portfolio Management Company, LP (“TXU Shipper”) to transport a minimum of 115.6 billion Btu per year. We also entered into two eight-year natural gas storage agreements with TXU Shipper to store gas at two natural gas storage facilities that are part of the ET Fuel System. TXU Shipper elected to reduce the minimum transport volume to 100 billion Btu per year beginning in January 2006.

We have signed long-term agreements with several parties committing firm transportation volumes into the East Texas Pipeline. Those commitments include an agreement with XTO Energy Inc. (“XTO”) to deliver approximately 200,000 MMBtu/d of natural gas into the pipeline. The term of the XTO agreement expires in June 2012.

During 2005, we entered into two new long-term agreements committing firm transportation volumes on certain of our transportation pipelines. The two contracts will require an aggregated capacity of approximately 238,000 MMBtu/d of natural gas and extend through 2011.

In connection with the HPL acquisition in January 2005, we acquired a sales agreement whereby we are committed to sell minimum amounts of gas ranging from 20,000 MMBtu/d to 50,000 MMBtu/d to a single customer. Future annual minimum sale volumes remaining under the agreement are approximately 6.9 billion Bcf for the year ending August 31, 2007.

We also assumed a contract with a service provider which obligated us to obtain certain compression, measurement and other services through 2007 with monthly payments of approximately $1,700. We terminated the measurement portion of this contract subsequent to August 31, 2006 for a payment of approximately $7,000. The remaining compression services total approximately $800 per month through October 2007.

In the normal course of our business, we purchase, process and sell natural gas pursuant to long-term contracts and enter into long-term transportation and storage agreements. Such contracts contain terms that are customary in the industry. We believe that such terms are commercially reasonable and will not have a material adverse effect on our financial position.

We have also entered into several propane purchase and supply commitments which are typically one year agreements with varying terms as to quantities, prices and expiration dates. We also have a long-term purchase contract for approximately 94 million gallons of propane per year that contains a two-year cancellation provision.

Titan has a long-term purchase contract with Enterprise Products Operating, LP. to purchase substantially 100% of its propane requirements. The contract continues until March 31, 2010 and contains renewal and extension options. The contract contains various service level agreements between the parties.

Contingencies

Our pipelines are intrastate and not generally subject to federal regulation. However, our subsidiaries make deliveries and sales to points or other parties, including other interstate pipelines, designated for interstate delivery. As part of industry-wide inquiries into the natural gas market disruptions occurring around the times of the hurricanes of late 2005, we have participated in discussions with, and have provided information to, industry regulators concerning transactions by our subsidiaries during our fiscal 2006 first and second quarters. We believe, after due inquiry, that our transactions complied in all material respects with applicable rules and regulations. These regulatory inquiries have not yet been concluded. While we are unable to predict the final outcome of these inquiries, management believes it is probable that the industry regulators will require a payment in order to conclude the inquiries. Accordingly, management has provided an accrual at August 31, 2006 for our best estimate of the payment amount that will be required to conclude these inquiries in a negotiated settlement process. We do not expect that any expenditures incurred in connection therewith in excess of the accrual provided as of August 31, 2006 will have a material impact on our financial condition.

Litigation

The Operating Partnerships may, from time to time, be involved in litigation and claims arising out of their respective operations in the normal course of business. Propane is a flammable, combustible gas. Serious personal injury and significant property damage can arise in connection with its storage, transportation or use. In the ordinary course of business, HOLP is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. We maintain liability insurance with insurers in amounts and with coverages and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us and our Operating Partnerships from material expenses related to product liability, personal injury or property damage in the future.

At the time of the HPL acquisition, the HPL Entities, their parent companies and AEP, were engaged in ongoing litigation with Bank of America (“B of A”) that related to AEP’s acquisition of HPL in the Enron bankruptcy and B of A’s financing of cushion gas stored in the Bammel Storage facility (“Cushion Gas”). This litigation is referred to as the “Cushion Gas Litigation”. Under the terms of the Purchase and Sale Agreement and the related Cushion Gas Litigation Agreement, AEP and its subsidiaries that were the sellers of the HPL Entities retained control of the Cushion Gas Litigation and have agreed to indemnify ETC OLP and the HPL Entities for any damages arising from the Cushion Gas Litigation and the loss of use of the Cushion Gas, up to a maximum of the amount paid by ETC OLP for the HPL Entities and the working gas inventory. The Cushion Gas Litigation Agreement terminates upon final resolution of the Cushion Gas Litigation. In addition, under the terms of the Purchase and Sale Agreement, AEP retained control of additional matters relating to ongoing litigation and environmental remediation and agreed to bear the costs of or indemnify ETC OLP and the HPL Entities for the costs related to such matters.

Of the pending or threatened matters in which we or our subsidiaries are a party, none have arisen outside the ordinary course of business except for an action filed by HOLP on November 30, 1999 against SCANA Corporation, Cornerstone Ventures, L.P. and Suburban Propane, L.P. (the “SCANA litigation”). HOLP received favorable final judgment with respect to the SCANA litigation on all four claims on October 21, 2004, and received $7,700 in net settlement proceeds on June 1, 2006.

We or our subsidiaries are a party to various legal proceedings and/or regulatory proceedings incidental to our businesses. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against us. Although any litigation is inherently uncertain, based on past experience, the information currently available and the availability of insurance coverage, and in the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, may have a significant effect on the results of operations for a single period. However, we believe that such matters will not have a material adverse effect on our financial position. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management’s estimate of the likely exposure. For matters that are covered by insurance, we accrue the related deductible.

As of August 31, 2006 an accrual of $32,148 was recorded as accrued and other current liabilities on our consolidated balance sheet for our contingencies and current litigation matters, excluding accruals related to environmental matters.

Environmental

Our operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, we have adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

In July 2001, HOLP acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the “EPA”) regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by HOLP was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response,

Compensation, and Liability Act (commonly called Superfund). We have not received any follow-up correspondence from the EPA on the matter since our acquisition of the predecessor company in 2001. Based upon information currently available to HOLP, it is believed that HOLP’s liability if such action were to be taken by the EPA would not have a material adverse effect on our financial condition.

In conjunction with the October 1, 2002 acquisition of the Texas and Oklahoma natural gas gathering and gas processing assets from Aquila Gas Pipeline, Aquila, Inc. agreed to indemnify ETC OLP for any environmental liabilities that arose from the operation of the assets for the period prior to October 1, 2002. Aquila also agreed to indemnify ETC OLP for 50% of any environmental liabilities that arose from the operations of Oasis Pipe Line Company prior to October 1, 2002.

We also assumed certain environmental remediation matters related to eleven sites in connection with our acquisition of HPL.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites on which HOLP presently has, or formerly had, retail propane operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, HOLP obtained indemnification rights for expenses associated with any remediation from the former owners or related entities. We have not been named as a potentially responsible party at any of these sites, nor have our operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in our August 31, 2006 consolidated balance sheet. Based on information currently available to us, such projects are not expected to have a material adverse effect on our financial condition.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

As of August 31, 2006, an accrual on an undiscounted basis of $4,387 was recorded in our consolidated balance sheet as accrued and other current liabilities and other non-current liabilities to cover material environmental liabilities related to certain matters assumed in connection with the HPL acquisition and the potential environmental liabilities for three sites that were formerly owned by Titan or its predecessors. A receivable of $388 was recorded in our consolidated balance sheet as of August 31, 2006 to account for a predecessor’s share of certain environmental liabilities of ETC OLP.

In December 2003, the U.S. Department of Transportation issued a final rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” The final rule resulted from the enactment of the Pipeline Safety Improvement Act of 2002. The final rule was effective as of January 14, 2004. Based on the results of our current pipeline integrity testing programs, we estimate that compliance with this final rule for our existing transportation assets will result in capital costs of $21,343 during the period between the remainder of calendar year 2006 to 2008. Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause us to incur even greater capital expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines.

8.	PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

Commodity Price Risk

We are exposed to market risks related to the volatility of natural gas, NGL and propane prices. To reduce the impact of this price volatility, we primarily use derivative commodity instruments (futures and swaps) to manage our exposure to fluctuations in margins. We have established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. At inception of a hedge, we formally document the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness and how any ineffectiveness will be measured and recorded. We also assess, both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows. If we determine that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in current earnings. Furthermore, on a bi-weekly basis, management reviews the creditworthiness of the derivative counterparties to manage against the risk of default.

The market prices used to value our financial derivatives and related transactions have been determined using independent third party prices, readily available market information, broker quotes and appropriate valuation techniques.

Non-trading Activities

We utilize various exchange-traded and over-the-counter commodity financial instrument contracts to limit our exposure to margin fluctuations in natural gas, NGL and propane prices. These contracts consist primarily of futures and swaps and are recorded at fair value on the condensed consolidated balance sheet. If we designate a derivative financial instrument as a cash flow hedge and it qualifies for hedge accounting, a change in fair value is deferred in Accumulated Other Comprehensive Income (“OCI”) until the underlying hedged transaction occurs.

In the course of normal operations, we routinely enter into contracts such as forward physical contracts for the purchase and sale of natural gas, propane, and other NGLs that under SFAS 133 qualify for and are designated as a normal purchase and sales contracts. Such contracts are exempted from the fair value accounting requirements of SFAS 133 and are accounted for using accrual accounting. In connection with the HPL acquisition, we acquired certain physical forward contracts that contain embedded options. These contracts have not been designated as normal purchase and sale contracts, and therefore, are marked to market in addition to the financial options that offset them. The Black-Scholes valuation model was used to estimate the value of these embedded options.

Trading Activities

Trading activities are monitored independently by our risk management function and must take place within predefined limits and authorizations. Certain strategies are considered trading for accounting purposes and are executed with the use of a combination of financial instruments including, but not limited to, basis contracts and gas daily contracts. The derivative contracts that are entered into for trading purposes, subject to limits, are recognized on the consolidated balance sheets at fair value.

Our commodity-related price risk management assets and liabilities as of August 31, 2006 were as follows:

	Commodity	Notional Volume MMBTU	Maturity	Fair Value
Mark to Market Derivatives
(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	33,711,140	2006-2009	$(6,247)
Swing Swaps IFERC	Gas	(37,220,448)	2006-2008	2,618
Fixed Swaps/Futures	Gas	3,607,500	2006-2007	(170)
Forward Physical Contracts	Gas	(7,986,000)	2006-2008	(21,653)
Options	Gas	(1,046,000)	2006-2008	21,653
Forwards/Swaps – in Gallons	Propane	24,066,000	2006-2007	199
(Trading)
Basis Swaps IFERC/NYMEX	Gas	(2,572,500)	2006-2008	21,995

Swing Swaps IFERC	Gas	-	2006	(31)
Forward Physical Contracts	Gas	(455,000)	2006	(68)

Cash Flow Hedging Derivatives
(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	(34,585,000)	2006-2007	(2,987)
Fixed Swaps/Futures	Gas	(37,872,500)	2006-2007	2,043

Estimates related to our gas marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. We also attempt to maintain balanced positions in our non-trading activities to protect ourselves from the volatility in the energy commodities markets; however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, is expected to provide the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, are expected to be offset with financial contracts to balance our positions. To the extent open commodity positions exist in our trading and non-trading activities, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably.

Interest Rate Risk

We are exposed to market risk for changes in interest rates related to our bank credit facilities. We manage a portion of our interest rate exposures by utilizing interest rate swaps and similar arrangements which allow us to effectively convert a portion of variable rate debt into fixed rate debt.

We entered into treasury locks and interest rate swaps with a notional amount of $300,000 during the third fiscal quarter of 2006. We elected to not apply hedge accounting to these financial instruments. The fair value of $629 as of August 31, 2006 related to these treasury locks and interest rate swaps was recorded as a component of price risk management assets in the consolidated balance sheet. In connection with the senior notes issuance described in Note 11, we settled these financial instruments.

We also entered into forward starting interest swaps with a notional value of $400,000 during the three months ended August 31, 2006. The fair value of the swaps was recorded as a liability of $8,699 on the consolidated balance sheet.

In connection with the Titan acquisition, we assumed a three year LIBOR interest rate swap with a notional amount of $125,000. The fair value of this swap as of August 31, 2006 was $519 and recorded as a component of price risk management asset in the consolidated balance sheet. We elected to not apply hedge accounting to these financial instruments.

Credit Risk

We maintain credit policies with regard to our counterparties that we believe significantly minimize our overall credit risk. These policies include an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements which allow for netting of positive and negative exposure associated with a single counterparty.

Our counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact its overall exposure to credit risk, either positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on financial position as a result of counterparty performance.

9.	RELATED PARTY TRANSACTIONS:

Our natural gas midstream and transportation and storage operations secure compression services from third parties including Energy Transfer Technologies, Ltd. Energy Transfer Group, LLC is the General Partner

of Energy Transfer Technologies, Ltd. These entities are collectively referred to as the “ETG Entities”. We did not acquire the ETG Entities in conjunction with the January 2004 Energy Transfer Transactions. Our Co-Chief Executive Officers have an indirect ownership in the ETG Entities. In addition, two of the ETP’s directors serve on the Board of Directors of the ETG Entities. The terms of each arrangement to provide compression services are, in the opinion of independent directors of ETP, no less favorable than those available from other providers of compression services. During fiscal year 2006 we made payments totaling $2,900 to the ETG Entities for compression services provided to and utilized in our natural gas midstream and transportation and storage operations. As of August 31, 2006 accounts payable to ETG related to compressor leases were not material.

On February 2, 2006 ETP entered into a shared services agreement effective upon the initial public offering of ETE. Under the terms of the shared services agreement, ETE will pay ETP an annual administrative fee of approximately $500 for the provision of various general and administrative services. The administrative fee will be reviewed at the end of the first anniversary of the agreement based on the charges, costs and expenses actually incurred by ETP and the parties will set fees each ensuing year, and may make other changes to the fees with respect to each service, based on an increase or reduction to such service. Fees recognized since the inception of this agreement were nominal.

On April 28, 2006 ETP entered into a shared services agreement with ETI. Under the terms of the shared services agreement, ETI will reimburse ETP at cost for information technology services, and will pay them $36 per year for various other general and administrative services. On the first anniversary of the agreement, ETP will review the charges, costs and expenses they actually incurred in providing services in order to determine the fee for ensuing periods. Fees recognized since the inception of this agreement were nominal.

As of August 31, 2006, we had advances due from a propane joint venture of $3,775 which are included in advances to and investments in affiliates on our consolidated balance sheet.

In November 2005, we purchased the remaining 50% equity interest in South Texas Gas Gathering for $675 from an entity that includes one of the General Partner’s directors.

10.	SUPPLEMENTAL INFORMATION:

Following is the balance sheet of the Partnership which is included to provide additional information with respect to ETP GP’s financial position on a stand-alone basis as of August 31, 2006:

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29
Accounts receivable from related company	21
Prepaid expenses and other	50

Total current assets	100

INVESTMENT IN ENERGY TRANSFER PARTNERS	82,412
GOODWILL	29,588
OTHER LONG-TERM ASSETS	300

Total assets	$112,400

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable to related company	$2
Accrued liabilities	3
Current maturities of long-term debt	29

Total current liabilities	34

LONG-TERM DEBT, less current maturities	231

265

PARTNERS’ CAPITAL:
General partner	11
Limited partners -
Class A Limited Partner interests	63,039
Class B Limited Partner interests	48,943
Accumulated other comprehensive income	142

Total partners’ capital	112,135

Total liabilities and partners’ capital	$112,400

11.	SUBSEQUENT EVENTS:

On September 15, 2006, we announced that we entered into agreements with GE Energy Financial Services and Southern Union Company to acquire the Transwestern Pipeline, a 2,500 mile interstate natural gas pipeline. The agreements provide for a series of transactions in which we will acquire all of the member interests in CCE Holdings, LLC (“CCEH”) owned by GE Energy Financial Services (“GE”) and certain other investors. The member interests acquired will represent a 50% ownership in CCEH, which was formed in 2004 to purchase CrossCountry Energy. In the second transaction, CCEH will redeem our 50% ownership in CCEH in exchange for 100% ownership of Transwestern Pipeline Company, LLC (“Transwestern”), following which Southern Union will own all of the member interests of CCEH. On November 1, 2006 we acquired the member interests in CCEH from GE and certain other investors for $1 billion and expect to complete the remaining series of transactions in the second quarter of fiscal year 2007. Upon closing we expect the transaction to be immediately accretive to ETP’s Common Unitholders. We financed the purchase price with the issuance of approximately 26.1 million ETP Class G Units issued to ETE simultaneous with the closing on November 1, 2006.

On November 1, 2006, we issued approximately 26.1 million ETP Class G Units to ETE for aggregate proceeds of $1.2 billion in order to fund a portion of the Transwestern Pipeline acquisition and to repay the indebtedness we incurred in connection with the Titan acquisition, as discussed above. The ETP Class G Units, a newly created class of our Limited Partner interests, were issued to ETE at a price of $46.00 per unit, and was based upon a market discount from the closing price of ETP’s Common Units on October 31, 2006. The ETP Class G Units were issued to ETE pursuant to a customary agreement, and registration rights have been granted to ETE.

On October 23, 2006, ETP closed the issuance of $400 million of 6.125% senior notes due 2017 and $400 million of 6.625% senior notes due 2036. Net proceeds from the issuance of debt were approximately $791 million. ETP used the proceeds to pay borrowings and accrued interest under its revolving credit agreement. Interest on the notes will be due semiannually and will accrue from October 23, 2006. The notes are unsecured senior obligations and will be fully and unconditionally guaranteed by ETC OLP and Titan and all of their direct and indirect wholly-owned subsidiaries. These notes were sold under ETP’s S-3 registration statement which provides for the sale of a combination of units and debt totaling $1.5 billion.